BRANDEN T. BURNINGHAM

455 EAST 500 SOUTH, SUITE 205

SALT LAKE CITY, UTAH 84111

801-363-7411

January 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

Attn:  Brian K. Bhandari, Branch Chief

100 F Street N.E.

Washington DC 20549

Re:

Gameplan, Inc., a Nevada corporation (the “Company”)

Form 10-K-A2 for Fiscal Year Ended December 31, 2008

Forms 10-Q-A2 for the Quarterly Periods ended March 31, 2009; June 30, 2009;

and September 30, 2009

File No. 000-27435

Dear Mr. Bhandari:

Pursuant to our telephone conversation of January 15, 2010, the Company has asked me to provide you with the following proposed language for the above-referenced filings:

Form 10-K for the Fiscal Year Ended December 31, 2008

The Company proposes to provide the following disclosure under the subheading “Evaluation of Disclosure Controls and Procedures” under Item 9A(T), and this will be the entirety of the disclosure under that subheading:

We maintain disclosure controls and procedures that are designed to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 (the “Exchange Act”), such as this Annual Report on Form 10-K-A2, is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Our management evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008, pursuant to paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act. This evaluation included a review of the controls’ objectives and design, the operation of the controls, and the effect of the controls on the information presented in this Annual Report.  Our management has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective as of December 31, 2008.  Our management arrived at this conclusion due to the fact that our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed with the SEC on March 30, 2009, omitted the “as of” date of management’s evaluation of the effectiveness of the Company’s disclosure controls and procedures, which date must be disclosed pursuant to Item 307 of Regulation S-K of the SEC.  Management has discussed this omission with the Company’s securities counsel and will ensure that all information required by Item 307 is included in the Company’s periodic reports in the future.

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q for the Quarter Ended June 30, 2009 and

Form 10-Q for the Quarter Ended September 30, 2009

The Company proposes to provide the following disclosure under the subheading “Evaluation of Disclosure Controls and Procedures” under Item 4T, and this will be the entirety of the disclosure under that subheading:

We maintain disclosure controls and procedures that are designed to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 (the “Exchange Act”), such as this Quarterly Report on Form 10-Q-A2, is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Our management evaluated the effectiveness of our disclosure controls and procedures as of [March 31, 2009] [June 30, 2009] [September 30, 2009], pursuant to paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act. This evaluation included a review of the controls’ objectives and design, the operation of the controls, and the effect of the controls on the information presented in this Quarterly Report.  Our management has concluded that our disclosure controls and procedures were not effective as of [March 31, 2009] [June 30, 2009] [September 30, 2009].  Our management arrived at this conclusion due to the fact that our Quarterly Report on Form 10-Q for the quarterly period ended [March 31, 2009] [June 30, 2009] [September 30, 2009], which was filed with the SEC on [May 14, 2009] [August 14, 2009] November 16, 2009], omitted the “as of” date of management’s evaluation of the effectiveness of the Company’s disclosure controls and procedures, which date must be disclosed pursuant to Item 307 of Regulation S-K of the SEC.  Management has discussed this omission with the Company’s securities counsel and will ensure that all information required by Item 307 is included in the Company’s periodic reports in the future.

Please advise whether these proposed changes will adequately address all outstanding comments on these periodic reports.  If so, the Company will promptly make the necessary filings.

Thank you very much.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham